FORD MOTOR COMPANY



Contact:          Ken Brown
                  (313) 322-9214


        FORD-MAZDA STRENGTHEN RELATIONSHIP; FORD INCREASES EQUITY


     DEARBORN, Mich., April 12 -- Ford Motor Company and Mazda
Motor Corporation today agreed to strengthen their long-established relationship with Ford increasing its equity in Mazda.

     Ford and Mazda said they view this further integration as an essential step for the two companies to benefit from each other's resources and skills in the increasingly competitive automotive industry, particularly in Asia.

     "Mazda is pleased to be able to cooperate more closely with Ford to develop our two companies' abilities to meet the challenges of the marketplace of the twenty-first century, while still maintaining each company's separate identity," said Yoshihiro Wada, president of Mazda Motor Corporation.

     The new agreement between the companies provides for Ford to contribute additional capital to Mazda and increase its shareholding from 25 percent to 33.4 percent, contingent on the necessary government approvals.
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     "Ford and Mazda believe that closer coordination
of our cooperative strategies and plans, particularly in the areas of product development, manufacturing and distribution of vehicles, will enable both companies to improve competitiveness and to achieve improved economies of scale and efficiencies," said Wayne Booker, executive vice president of Ford Motor Company.

     The coordinated strategies will be implemented at Mazda under the leadership of Henry Wallace, whose appointment as president of Mazda Motor Corporation, effective June 27, 1996, is being announced today by Mazda. It is anticipated that there will be a modest increase in the number of Ford personnel nominated to Mazda management positions. Presently, there are seven Ford-nominated directors on Mazda's board, four of whom hold executive positions in Mazda.

     Mazda's leading bank, The Sumitomo Bank, Limited, has indicated its support for these new plans to strengthen the Ford-
Mazda relationship.

     Mazda and Ford have been business associates since the 1960s. Ford acquired a 25 percent equity stake in Mazda in 1979. The companies implemented a closer strategic relationship in 1993, since which time a number of new cooperative projects have been launched, including formation of a joint-venture company to manufacture pickup trucks in Thailand and supply of Mazda-badged cars by Ford operations in Europe.

     "The strengthening of the relationship being announced today is a continuation of the steadily increasing cooperation of the two companies," said Alex Trotman, chairman of the board and CEO of Ford Motor Company. "By making even more effective use of our combined global resources, we will further improve the competitiveness of both Ford and Mazda."


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4/12/96